JOE JOLLY & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2016

Reconciliation with the Company's computation
  Net Capital, as reported in Company's Part II (unaudited)
    FOCUS report $ 6,613,755
Audit Adjustments (net):
  Adjustment to accounts payable   (5,150)
  Adjustment for deferred income taxes   14,829
  Adjustment to cash surrender value of life insurance   4,141

    Net capital per calculation above $ 6,627,575